FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-141564

SLOUD INC. (Exact Name of Registrant as Specified in its Charter)

Nevada (State or other jurisdiction of incorporation or organization)	13-4314229 (I.R.S. Employer Identification No.)

2230 George C Marshall Dr, Falls Church, VA, 22043 (Address of Principal Executive Offices)

Registrant's Telephone Number, including area code: (703) 888-6922

Common Shares
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]		Rule 12h-3(b)(1)(i) [X]
Rule 12g-4(a)(l)(ii)[_]		Rule 12h-3(b)(1)(ii)[_]
Rule 12g-4(a)(2)(i) [_]		Rule 12h-3(b)(2)(i) [_]
Rule 12g-4(a)(2)(ii)[_]		Rule 12h-3(b)(2)(ii)[_]
Rule 15d-6 [_]

Approximate number of holders of record as of the certification or notice date:  Forty Two (42)

Pursuant to the requirements of the Securities Exchange Act of 1934 Sloud, Inc. has
caused this certification/notice to be signed on its behalf by the undersigned duly

Date: July 13, 2010	By: /s/ Gene Sokolov

Gene Sokolov Chief Executive Officer